

ENERFLEX LTD. ANNOUNCES THE APPOINTMENT OF PAUL MAHONEY AS PRESIDENT, CEO AND DIRECTOR

NEWS RELEASE

CALGARY, Alberta, September 16, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") today announced the appointment of Paul E. Mahoney as the Company's President and Chief Executive Officer, effective September 29, 2025. Mr. Mahoney will also join Enerflex's Board of Directors at the same time. The appointment follows an extensive global search process, which included the evaluation of highly qualified internal and external candidates, and was aided with the support of a global executive search firm.

Kevin Reinhart, Chair of the Board, stated, "We are pleased to welcome Paul as Enerflex's new President and CEO. With over 30 years of experience across the industrial and energy sectors, Paul is a highly accomplished and seasoned executive. His broad industry experience, proven track record of developing and executing winning strategies, exemplary leadership capabilities, and fresh perspective make him the ideal candidate to drive the Company's ongoing focus on creating sustainable shareholder value."

Mr. Mahoney shares Enerflex's core values and will complement the Company's deep bench strength of senior leaders. Upon assuming the role, he will be working with the leadership team in advancing the Company's strategic priorities. Enerflex's near-term priorities remain: (1) enhancing the profitability of core operations; (2) leveraging the Company's leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex's financial position, provide direct shareholder returns, and invest in select customer supported growth opportunities.

Mr. Mahoney commented, "I'm looking forward to joining Enerflex at an exciting time for the Company. Enerflex is a recognized global leader and I believe the Company is well positioned to take advantage of growing global natural gas demand for years to come. I look forward to working with the Board, the senior leadership team and the talented employees to deliver on our goals for the benefit of our shareholders, client partners, employees, and communities."

"On behalf of the leadership team, we look forward to working with Paul," said Preet S. Dhindsa, interim Chief Executive Officer. "His complementary skillset and experience will bring fresh insight and energy to the team as we continue to build off our solid foundation."

Mr. Dhindsa, who served as interim Chief Executive Officer, will remain as Senior Vice President and CFO. Joe Ladouceur, who served as interim CFO, will remain as Vice President, Treasury, Tax, and Insurance.

"On behalf of the Board and all stakeholders, I would like to thank Preet and Joe for their tremendous efforts and contributions as interim leaders while the Board undertook the CEO search. Their leadership, combined with the commitment of all employees, ensured Enerflex continues to deliver results and drive shareholder value during the period of transition," said Mr. Reinhart.

About Paul E. Mahoney

Paul E. Mahoney has a distinguished track record leading global organizations across the industrial and energy sectors, delivering value through effective strategy development and execution coupled with strong culture and talent management. His career includes engineering, business development, management, and executive leadership for technical solutions with industrial-based industries that are directly involved in energy production of energy-related materials. Since 2018, Mr. Mahoney has served as Group President, Production & Automation Technologies at ChampionX Corporation ("ChampionX"), a leading provider of production technologies for the upstream and midstream oil and gas markets. ChampionX was acquired by SLB in July 2025. Prior to his tenure at ChampionX, Mr. Mahoney held the role of President, Artificial Lift at Dover Corporation. He holds a Bachelor of Science degree with dual focus in Physics and Electrical Engineering from the University of Buffalo, and an MBA from the Albers School of Business and Economics at Seattle University. Mr. Mahoney also serves as a Director of Chart Industries Inc.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words "believe", "could", "estimate", "expect", "future", "may", "should", "will" and similar expressions (including negatives thereof), are intended to identify FLI.

In particular, this news release includes (without limitation) forward-looking information and statements pertaining to the effective date of the appointment of Mr. Mahoney as President, CEO and a director of the Company, expected increases in natural gas and produced water volumes and the ability of the Company to capitalize on such increases, and growing global natural gas demand and that such growth will continue for years to come.

Enerflex's expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including, but not limited to, assumptions that global demand for energy will continue to increase and that production activity will drive growth in natural gas and produced water volumes across Enerflex's core operating countries. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading *"Risk Factors"* in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report filed February 28, 2025, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,400 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa
President and Chief Executive Officer (Interim)
E-mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E-mail: JFetterly@enerflex.com

